UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 8)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5 1⁄2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$119,047,361	$16,238.06

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction value was calculated by multiplying $115,000,000 (the aggregate principal amount of Alliance One International, Inc.’s 5 1⁄2% Convertible Senior Subordinated Notes due 2014 originally sought to be purchased) by the tender offer price of $1,030 per $1,000 principal amount of such notes, and adding accrued and unpaid interest on such amount of the notes to, but not including, the assumed payment date of August 19, 2013.

(2)	Previously paid. The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,238.06	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on July 17, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on July 26, 2013, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on July 26, 2013, Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed with the SEC on July 30, 2013, Amendment No. 4 to the Schedule TO (“Amendment No. 4”) filed with the SEC on August 1, 2013, Amendment No. 5 to the Schedule TO (“Amendment No. 5”) filed with the SEC on August 2, 2013, Amendment No. 6 to the Schedule TO (“Amendment No. 6”) filed with the SEC on August 12, 2013, and Amendment No. 7 to the Schedule TO (“Amendment No. 7,” and together with Amendment No. 1, Amendment No. 2. Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, the “Amendments”) filed with the SEC on August 16, 2013 (as so amended and supplemented by the Amendments, the “Original Schedule TO”), relating to Alliance One’s offer to purchase the Company’s outstanding 5 1⁄2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated July 30, 2013 (as supplemented and amended by Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Original Offer to Purchase”), and the related Amended Letter of Transmittal (“Letter of Transmittal”), copies of which are filed as exhibits to Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

This Amendment No. 8 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 8. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the related Letter of Transmittal. You should read this Amendment No. 8 together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase and the Letter of Transmittal.

Item 4.	Terms of the Transaction.

Item 4 of the Original Schedule TO is hereby amended and supplemented by adding the following information:

The Offer expired at 12:00 midnight, New York City time, at the end of Thursday, August 29, 2013 (the “Expiration Time”). As of the Expiration Time, $114,068,000 in aggregate principal amount of the Convertible Notes were validly tendered and not properly withdrawn, which amount exceeded the maximum $60.0 million in aggregate principal amount of the Convertible Notes sought to be purchased pursuant to the Offer. The Company accepted for purchase $60.0 million in aggregate principal amount of the Convertible Notes validly tendered and not properly withdrawn pursuant to the Offer, applying a pro ration factor of 52.62350576%, resulting in aggregate consideration of $62,212,500.11 (which includes $412,500.11 in aggregate accrued and unpaid interest up to, but excluding, the Payment Date), excluding any applicable tax withholding. Payment for the Convertible Notes tendered and accepted for purchase was made on Friday, August 30, 2013, in accordance with the terms of the Offer.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(viii)	Press Release, dated August 30, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alliance One International, Inc. on August 30, 2013)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Joel L. Thomas
	Name:	Joel L. Thomas
	Title:	Vice President – Treasurer

Dated: August 30, 2013

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